EXHIBIT 12.1
M&T BANK CORPORATION AND SUBSIDIARIES
Computations of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31
	2009		2008	2007	2006	2005
			(Dollars in thousands)
Excluding interest on deposits

Fixed charges:
Interest expense (excluding interest on deposits)		$347,166	671,946	735,257	561,686	437,820
Interest factor within rent expense (a)		29,670	24,618	21,608	20,135	19,217

Total fixed charges		$376,836	696,564	756,865	581,821	457,037

Earnings:
Income before income taxes		$519,291	739,779	963,537	1,231,642	1,170,919
Fixed charges		376,836	696,564	756,865	581,821	457,037

Total earnings		$896,127	1,436,343	1,720,402	1,813,463	1,627,956

Ratio of earnings to fixed charges, excluding interest on deposits	x	2.38	2.06	2.27	3.12	3.56

Including interest on deposits

Fixed charges:
Interest expense		$669,449	1,337,795	1,694,576	1,496,552	994,351
Interest factor within rent expense (a)		29,670	24,618	21,608	20,135	19,217

Total fixed charges		$699,119	1,362,413	1,716,184	1,516,687	1,013,568

Earnings:
Income before income taxes		$519,291	739,779	963,537	1,231,642	1,170,919
Fixed charges		699,119	1,362,413	1,716,184	1,516,687	1,013,568

Total earnings		$1,218,410	2,102,192	2,679,721	2,748,329	2,184,487

Ratio of earnings to fixed charges, including interest on deposits	x	1.74	1.54	1.56	1.81	2.16

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.